P.E. 2/14/02

02014567

RECD S.E.C.
FEB 15 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

Commission File Number: 0-15850

For the month of February (February 14, 2002)

PACIFIC DUNLOP LIMITED
(Translation of registrant's name into English)

Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files
or will file annual reports under
cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934]

Yes __ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

33 pages

1

Notes:

Unless otherwise stated herein, references to "$" are to Australian dollars and all dollar amounts are expressed in Australian dollars.

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate", "approach", "begin", "believe", "continue", expect", "forecast", "going forward", "improved", "likely", "look forward", "opportunity", "outlook", "plans", "potential", "proposal", "should", and "would" and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations (particularly with respect to Ansell and its various healthcare segments).

NEWS RELEASE

PACIFIC DUNLOP

14 February, 2002

PACIFIC DUNLOP HALF YEAR RESULTS – A PERIOD OF CONSOLIDATION AND REFOCUS

CONSOLIDATION:

- A reduction in Net Debt of $865.7 million, the return to conservative gearing levels and a strong balance sheet, providing a platform for growth of the Ansell business.

  Key drivers of the reduction were:-

  - The sale of Pacific Automotive for $251.5m in August.
  - The sale of Pacific Brands in November, for $730 million.

- The restructuring of South Pacific Tyres, Pacific Dunlop's Joint Venture with the Goodyear Tire and Rubber Company, resulting in no further cash requirements from Pacific Dunlop Ltd.

REFOCUS:

- The Group's Operating Revenue for the half was $1.534 billion, including $806 million from discontinued businesses. Group Operating EBIT from continuing operations was $58.9 million.
- Operating revenue from Ansell of $706.8 million, up 3% on the previous corresponding period.
- Operating profit from Ansell of $92.1 million, up 9% on the previous corresponding period of $84.5 million.
- The Group produced a loss after tax attributable to shareholders of $92.8 million as a result of non-cash write-downs of the Company's investment in Exide Technologies ($61.5 million), the Ansell manufacturing facility at Troy in the USA (non-cash $55.7 million, and cash $8.2 million) and write down of Group assets, associated with business disposals.
- Changes to the Company's Board of Directors and management structure, including the appointment of Dr. Ed Tweddell as Chairman, and the initiation of a major strategic review of Ansell.
- The Company will hold an Extraordinary General Meeting of Shareholders on 12 April, 2002 to consider a change of name and other corporate issues.

DIVIDEND:

- No interim dividend will be paid.

The Directors of Pacific Dunlop today announced the Company results for the half year ended 31 December, 2001. The Group's continuing business, Ansell, saw Operating Profit increase from $84.5 million in the previous corresponding period to $92.1 million in the current year. This was based on sales of $706.8 million in the current year, up from $686.2 million in the previous corresponding period. This result was achieved despite ongoing restructuring of manufacturing operations and significant weakness in the global economy.

The after tax loss of $92.8 million includes the non-cash write-downs of the Group's investment in Exide Technologies, a write-down of certain Ansell assets and a net profit on sale of businesses. For a full explanation of the write-downs see page 10.

In reviewing the half year results, the Chairman, Dr. Ed Tweddell commented: "This half year completes the transformation of Pacific Dunlop from a conglomerate to, substantially, a single business corporation. It marks a significant milestone for the Company and creates a strong base for the future."

"My predecessor, John Ralph, announced a number of initiatives which he completed before stepping down from the Board. They included the sale of the Pacific Automotive business, the sale of the Pacific Brands business, and the ring fencing of South Pacific Tyres with an option to exit the investment in four years. All of these projects were completed on a timely basis and established a solid foundation for the future."

"The restructured Group now comprises Ansell and a number of non core investments including South Pacific Tyres (50%), Ambri Ltd. (19.9%), Pacific Marine Batteries Pty. Ltd. (50%), BT Equipment Ltd. (45%) in Australia, and Exide Technologies (16%) in USA. As advised, the South Pacific Tyres investment has been the subject of restructuring during the period. The other investments will be reviewed against the background of enhancement of shareholder value and potential release of cash for further growth of Ansell."

"The balance sheet has been strengthened significantly by the sale of businesses with the proceeds being applied to the reduction of debt. Pacific Dunlop is now in a strong position both financially and strategically to maximise the Ansell business."

"We are committed to the restoration of shareholder value. Our intention is to rigorously review the Company's strategic options going forward and continually assess the potential contribution to growth of the Company's assets. We will take steps to manage assets as required in the interests of transparency, consolidation of core businesses and a commitment to build shareholder value."

"As previously announced, a major strategic review of Ansell has commenced. This will provide an important insight and enable a clear strategy to be formulated, based on sound knowledge of the business and its potential. The review is well underway and the Company is being assisted in the process by Bain International. It is expected the review will be completed in early April. A decision regarding the appointment of a Chief Executive Officer of Pacific Dunlop is expected to be announced after the completion of the review."

"Today we also announce the intention to formalise the Company's focus by seeking shareholder approval for a change of name. I am sure that the name change in conjunction with the outcome of the strategic review and the appointment of a Chief Executive Officer, will all contribute to the Group moving forward into an exciting new era focussing on protective products in a broad healthcare context", said Dr. Tweddell.

/4

Business Review — Ansell Healthcare

	31 December 2001 $M	31 December 2000 $M
Operating Revenue	706.8	686.2
Operating Profit (EBITA)	92.1	84.5
Assets Employed	1,023.8	1,130.2
Depreciation	20.0	22.7

Note: Ansell Head Office costs are (based on Australian Accounting Standard AASB 1005 Segment Reporting) included in Unallocated in the ASX Release. The current year's cost is $11.5 million, compared with the corresponding period last year of $7.6 million. Of the increase, approximately $2.6 million relates to the hedging program noted below, and the translation impact.

Ansell's sales of $706.8 million were up 3.0% up on the previous corresponding period, and Operating Profit of $92.1 million was 9% higher. These results were achieved despite the weak global economic conditions which saw a substantial manufacturing slowdown in the USA and Europe, particularly in the automotive sector, and further uncertainty following the events of 11 September 2001. Significantly, Ansell held or increased market share in most of its key markets and products in this difficult trading environment.

Ansell operates worldwide in a range of currencies, the most predominant of which are US dollars and the Euro. Any impact of currency movements is recorded against Ansell's trading results. Ansell does not hedge profits, with the exception of Euro Operating Profit , 75% of which is hedged into US dollars on a rolling six month basis.

Ansell is a global leader in healthcare barrier protection. Ansell's extensive range of products and supporting services provide tailored barrier protection solutions for the prevention of infection or injury to a broad spectrum of users. Ansell's customers range from medical professionals, police, military, postal and fire forces, to everyday consumers and almost every type of industry where there is a growing focus on injury prevention and cleanliness of products and workplace environments.

Ansell is organised across three geographic regions (Americas, Europe, Asia/Pacific), and three broad market segments (Occupational Professional, Consumer), supported by centralised Global Operations and Supply Chain, and Science and Technology groups.

As previously noted, all assets are continually being assessed to ensure a positive contribution to shareholder value. This review revealed that Ansell's manufacturing facility at Troy, Alabama, (USA) was not contributing to shareholder value. It has therefore been decided to close the plant.

The Troy plant currently produces disposable synthetic nitrile examination gloves for general-purpose barrier protection (TNT), and low particulate synthetic Nitrilite™ Critical Environment (CE) gloves for the micro-electronics industry.

In the mid-1990's, margins for CE gloves were highly attractive, and forecast growth in the micro-electronics industry supported the construction of three highly-specialised CE glove production lines at Troy. These new lines supplemented the existing two older general-purpose nitrile disposable synthetic glove lines.

Subsequently, fluctuations in the global microelectronics industry and changes in product specifications have held back growth to levels below those anticipated. Further, the micro-electronics industry has developed a new generation of products requiring ultra-clean gloves, which have exceeded both the design capabilities and economic viability of the Troy lines.

Under present operating conditions, the Troy facility is incurring an operating loss of $7.7 million annually and is using cash of $3.5 million. It is now more cost-effective for Ansell to service the CE market from its Asian facilities which utilise a flexible and lower cost manufacturing process. In addition, the general-purpose TNT nitrile disposable gloves manufactured at Troy can also now be more economically sourced in Asia.

Based on the above changes in market conditions, the Board has determined that it is in the best interest of shareholders to cease operations at the loss making Troy site. This decision has been made after all other avenues have been explored, and will necessitate a one-time charge of $63.9 million which has been fully provided in the accounts. Of this amount, $8.2 million will be a cash charge, with the remaining $55.7 million, a non-cash charge.

The benefit of this approach is to eliminate the above-mentioned annual loss, and pave the way for a $5.5 million operating profit in the first full year after completion of the closure, a $13.2 million turnaround in the first full year. The closure will be cash positive to the extent of $5.5 million, a $9.0 million turnaround in the first full year.

A brief review of each of Ansell's Market Segments for the first half year follows:

Professional Healthcare

	31 December 2001 $M	**31 December 2000 $M**
Operating Revenue	279.1	264.8
Operating Profit	49.8	41.7
Assets Employed	438.0	458.5
Depreciation	9.2	10.3

The Professional Healthcare segment supports health care providers with medical, surgical and examination gloves for hand barrier protection and infection control. It accounts for approximately 40% of Ansell's revenue, and 54% of operating profit. Ansell is the undisputed world leader in market share of natural latex and synthetic surgeons' gloves, with more than 20%, and ranks in the top three in the world examination glove market, with around 12% share.

Global marketing programs focused on the new powder-free and synthetic latex ranges of both surgeons' and examination gloves continued to drive sales growth in all regions. Conversion rates to powder-free products range from above 60% in Australia, to 35% in USA and somewhat less in Europe. Improved profit margins have been achieved in the current half as a result of this marketing strategy.

Acceptance of the Company's flagship Encore™ surgeons' glove during hospital evaluation trials in USA was strong, with Ansell winning over 65% of head to head trials against competitive gloves. Europe launched the new Gammex PF™ (powder free) surgeons' glove late in the period, and market trials show rapid user acceptance. In Australia, where Ansell holds a clear leadership position, the growth in powder free and synthetic latex surgeons' gloves continued its positive momentum. World wide, surgeons' gloves flowing from the new Shah Alam facility in Malaysia are being well accepted. New synthetic latex surgeons' gloves are also gaining increasing acceptance in the fast-growing and profitable, but still relatively small sector.

6

Ansell's focus in examination gloves continued to shift towards higher margin powder-free and synthetic latex products, and away from more commoditised powdered gloves. With the exception of one site that produces a high margin and unique product, all Ansell's examination glove manufacturing facilities are now fully converted to powder free production. However, world over-supply remains a factor depressing prices in this segment, which supports Ansell's strategy of out-sourcing powdered gloves and concentrating production on the higher margin powder free and synthetic products. As a result of this approach, examination gloves now represent less than 16% of Ansell's total sales revenue, with only sales at attractive margins being retained.

Occupational Healthcare

	31 December 2001 $M	31 December 2000 $M
Operating Revenue	337.9	341.3
Operating Profit	29.8	35.3
Assets Employed	442.8	521.8
Depreciation	8.1	9.4

Ansell is the recognised global leader for Occupational Health and Safety gloves, holding over 20% of the market for the non-cotton and leather categories. This segment accounts for approximately 47% of Ansell's total revenues, and 32% of operating profit. Ansell also markets a range of housekeeping gloves through a small number of selected partners in international markets.

With significant resources and expertise in the field of Occupational Health and Safety, Ansell offers consulting advisory services to industry, and provides measurable reductions in the occurrence and severity of hand injuries in the workplace, as well as increased hygiene for processed foods and other "clean" products.

The economic recession that has affected most industrialised countries during the current period has negatively impacted the Occupational Healthcare segment of Ansell's business, when compared with the buoyant conditions in the same period last year. A significant part of Ansell's customer base is in the manufacturing sector, and this has been particularly hard hit, especially in USA and Germany.

In face of the economic downturn, Ansell has increased its share of the available market in all major categories. This has been driven by the ongoing introduction of the Hyflex™ family of ergonomic gloves that combines the polymer science and dipping process know-how of Ansell with the fibre and knitting technology of Golden Needles (acquired in 1997). Additionally, the rollout of the Ford Global Distribution Alliance contract in USA has progressed steadily, despite the reduction in automobile production compared with last year. One of the major Ford plants has reported a 50% reduction in the incidence of hand injuries in the first six months following the implementation of Ansell's product and supply recommendations.

The Occupational Healthcare segment is presently undergoing a major restructuring which was announced last year involving the transfer of most manufacturing activity from USA to Mexico and Asia. The benefits of this restructuring will begin to flow through to the results late in the second half. Additional restructuring initiatives being announced today are anticipated to provide further significant margin improvement when completed.

7

Consumer Healthcare

	31 December 2001 $M	31 December 2000 $M
Operating Revenue	89.8	80.1
Operating Profit	12.5	7.5
Assets Employed	143.0	146.9
Depreciation	2.7	3.0

Consumer Healthcare covers the markets for condoms and other personal products, and is approximately 12% of Ansell's revenues and 14% of operating profit. Ansell ranks in the global top 3 in the condom segment, with a 12% share of the world market, covering both retail and public sectors.

Significant improvement in performance is being driven by steady gains in Ansell's market share in the growing world market for condoms, as well as the initial benefits from the transfer of manufacturing to Asia, which was fully implemented in this period.

Ansell's Consumer Healthcare marketing teams in USA, Europe and Australia have again won a number of awards for innovative packaging and advertising, and the Company's leading brands include LifeStyles™, ChekMate™, Manix™, Mates™, Prime ™, Contempo™, Kama Sutra™ and Akuel™. A United Nations Agency recently projected a significant increase in the need for condoms supplied by Public Sector authorities in the fight against HIV/AIDS in Asia and Africa over the next decade. Ansell's reputation for quality, competitive costs and recognised brands ensure that it is well placed to participate in any new opportunities that arise from this projection.

Prospects

As previously reported, the major global restructuring of Ansell is now well under way, and is anticipated to be completed late in this financial year. The focus of this restructuring is on further improving competitiveness and involves the transfer of significant USA manufacturing activity to state-of-the-art facilities in Mexico and Asia. Substantial and sustainable profit improvements are expected once the facilities are fully operational. The costs associated with this previously announced restructuring were fully provided for at 30 June, 2001, and benefits will begin to flow late in fiscal 2002, with the full impact being seen in fiscal 2003. Other important aspects of this restructuring are the consolidation of European sales and administrative functions into one new facility in Belgium; the integration of Occupational, Professional and Consumer Regional Sales Management; the consolidation of global Supply Chain management, and the centralisation and relocation of Science & Technology into a major new world class facility in Malaysia.

Ansell's Science & Technology group has provided a steady flow of new products, new materials, and improved processes in recent years. This flow of innovation, combined with global Supply Chain capabilities and a "solution-oriented" approach to providing customer value, continues to provide Ansell with a major differentiation to its competitors. In each of the past three years, Ansell has had more than 15% of sales from new products that were introduced less than three years ago.

Based on the above, it is anticipated that Ansell's full year results will be ahead of last year.

8

Other Investments and Discontinued Businesses

- South Pacific Tyres

As previously reported, an Agreement with our partner, The Goodyear Tire & Rubber Company of the United States, governing the restructure of the South Pacific Tyres joint venture, was executed by both companies during the half.

Significant initiatives announced have been:

- a major overhaul of the Company's manufacturing division, with the closure of three manufacturing facilities and an upgrading to world-class levels of its two remaining factories.

- an aggressive plan to franchise selected Goodyear Auto Service Centres and Beaurepaire stores nationally is expected to realise significant distribution efficiencies.

The continuing restructuring of South Pacific Tyres will not require any further cash contribution from Pacific Dunlop. Pacific Dunlop's future funding is limited to the loans of $56 million currently in the business. The Agreement with Goodyear contains a put option in favour of Pacific Dunlop, exercisable in four to five years. If this put option is not exercised, Goodyear has a call option, exercisable in the following six months.

The company has recognised that South Pacific Tyres should be classed as an investment and will not be equity accounted for as in previous years, although the Partners' equity ownership and voting rights remain unchanged at 50% each.

Highlights of the past six months have been:

- the successful renegotiation of new enterprise bargaining agreements with key manufacturing union groups;

- the Partners have approved significant capital investment earmarked for the Somerton tyre factory, enabling production of higher quality passenger tyres;

- the launch of a totally revitalised and expanded product range across all sectors including passenger, light truck, truck and commercial vehicle tyres;

- the launch of an expanded retreaded tyre range and the new SP Treads brand;

- the launch of exciting new marketing and advertising campaigns across all major product and retail brand categories; and

- significant original equipment supply contracts signed with the largest Australian vehicle manufacturers.

Importantly, the major factory restructuring and store franchising programs are tracking in line with South Pacific Tyres' detailed master plan.

/9

- Ambri

In July, Pacific Dunlop announced the sale of its wholly owned subsidiary Ambri Pty. Ltd. to Optecom Ltd. for $10 million cash and 8.32million shares (or 19.9%) in Optecom (which subsequently changes its name to Ambri Ltd.). This business was sold to relieve the Company of the burden of financing the ongoing research and development required to bring the Ambri technology to market. By retaining an investment in the business, Pacific Dunlop will share in any commercial success.

- Pacific Automotive

As announced on 20 September, Pacific Dunlop completed the sale of its Australian and New Zealand Automotive Distribution business for $251.5 million. Potentially, an additional payment of $20 million may be achieved if the business meets certain profit criteria over the next two years. Pacific Automotive was sold to a company owned and funded by institutional investors comprising GS Private Equity, Gresham Private Equity, and Macquarie Direct Investment.

Operating Revenue for the two months Pacific Automotive was owned by the Group was $132 million, up on the previous corresponding period's $130 million. Operating Profit was $7.5 million compared to the previous corresponding period's $4.5 million. The previous year's results reflected a slow start to the year and was achieved after absorbing some one-off costs. The current year's trading results were achieved in a difficult market.

- Pacific Brands

The Company announced the successful completion of the sale of its Pacific Brands business for $730 million on 30 November, 2001. Depending on the financial performance of the business over the current financial year, Pacific Dunlop may potentially receive additional consideration of up to $10 million. The business was sold to an investor consortium led by CVC Asia Pacific, and co-led by Catalyst Investments Managers Pty Ltd.

The five month trading results were strong compared to the previous year. This was assisted by the results of the Sara Lee business acquired in March, 2001. Operating Profit for the period was $52.4 million, 7.8% above the previous corresponding period of $48.6 million. This was based on sales of $662 million, up on the previous corresponding period of $595.5 million. These were creditable results in a period when retail sales were heavily affected by international events and uncertainty, and reflect slightly improved margins and better expense control.

Dividend

The Directors announced that no interim dividend would be paid.

10

Extraordinary General Meeting of Shareholders

The Directors of Pacific Dunlop also announced today the intention to seek shareholder approval to change the Company's name. This is in keeping with the new focus and direction of the company. An Extraordinary General Meeting will be held on April 12, 2002 to approve this and other proposals, including a new constitution in line with recent regulatory changes, revision to the non executive directors' share plan, and a consolidation of capital. The Board believes all items are in the best interests of shareholders. Information relating to the Extraordinary General Meeting will be provided by mail to shareholders shortly.

Management and Board of Directors

As previously foreshadowed, there have been changes to the Company's senior management and Board of Directors.

Former Chairman, John Ralph, stepped down in December and was replaced by Dr. Ed Tweddell, formerly the Managing Director of F.H. Faulding & Company Ltd.

Mr. Nuno D'Aquino stepped down in September to focus on other interests. New appointments to the Board were; Mr. Stanley Gold of Shamrock Holdings Inc., and Mr. Peter Barnes, formerly President of Philip Morris Asia Inc.

The new appointments bring considerable business acumen to the Company and will assist in steering the Company on its new path as a major player in the global healthcare industry.

With the restructuring now complete, Mr. Tony Daniels stepped aside as Acting Managing Director and CEO at the end of December, a position which he took over in April. His contributions during this period were exceptional. Dr. Tweddell is assisting management in the interim and until the appointment of a new CEO is completed.

Litigation

Simplot Australia Pty. Ltd. (Simplot) instituted proceedings against the Company and other Group Companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty. In 2001, Simplot separately sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

Pacific Dunlop Holdings (USA) Inc. and other Group Entities have instituted proceedings against Exide Corporation, the purchaser of the GNB business, to recover an amount of approximately US$20.1 million ($39.3 million), due to the Group in connection with the sale of the GNB business and as a consequence of contractual obligations between the Group and Exide. Exide is currently resisting this claim. The Group will continue to aggressively pursue this claim to recover the amounts owed.

Finance

Late in 2001 a number of bank debt facilities matured and were repaid using the proceeds of asset sales. At the same time a new facility for US$100 million was put in place. The facility has a term of three years and will be used for general funding purposes.

The Company's balance sheet has been strengthened significantly by the sale of businesses and non-core assets. Net Debt (Current and Non Current Interest Bearing Liabilities less Cash) was reduced from $1.3 billion (excludes Restricted Deposits and Non Current Interest Bearing Loans included in Non Current Receivables) to $435 million in the half, a reduction of approximately $865 million. Gearing (Net Debt:Net Debt &Equity) is now at a more conservative level of 31.3%, compared to the 30 June, 2001 level of 55.4%. The Company is now in a strong position, both financially and strategically.

Net cash provided by Operating activities in the period was $39.3 million, compared to the previous corresponding period's $64.3 million. The current period includes one-off payments totalling $78.7 million associated with the restructuring of Ansell, Pacific Brands and the closure of the Engineered Products operations. This compares to $17.2 million in the previous corresponding period. Ansell's working capital was reduced by $37.3 million, which exceeded the capital expenditure and restructuring capital used by Ansell of $32.0 million.

The write-downs are substantially non-cash. These were as follows:

	$M
• On the sale of the GNB battery business to Exide in September 2000, the Group received USD 333 million plus 4 million Exide Technology shares with a market value of USD 9.0625 per share. The value of these shares at 31 December, 2001 was USD 1.23 per share, and they have been written down to this level	(61.5)
• There are two Ansell related write-downs:	
(i) The Troy USA manufacturing facility. See Page 3	(63.9)
(ii) Land and buildings written-down as a result of the restructuring of Ansell's operations in America and the downturn in real-estate values of the facilities being exited	(9.0)
• Loss on Sale of Pacific Automotive	(9.2)
• Gain on acquisition of Ambri Shares	8.5
• Gain on Sale of Pacific Brands	21.0
• The write down of Australian tax timing differences unable to be recouped due to the sale of Pacific Brands	(15.2)
• Other, including write down of leasehold improvements on exited properties and head office restructuring costs	(17.9)
	$(147.2)

Note: Of the $147.2 million write-down, $135.5 million is non-cash. The cash costs are $8.2 million related to the closure of the Troy manufacturing facility, and $3.5 million primarily in Head Office restructuring.

Outlook

The Board is fully cognisant of the fact that shareholders have been extremely disappointed in the performance of the Group in recent years. The steps taken to refocus the Group, including the sale of businesses, reduction of debt and management changes, in conjunction with the strategy review, the intended appointment of a new Chief Executive Officer and a strong growth plan, should result in an outcome in keeping with a commitment to increase shareholder value.

The outlook for the coming half is for continuing improvement. The benefits of the Ansell restructuring in the U.S. (including the transfer of most manufacturing to Asia and Mexico) and Europe (reorganisation of the European businesses) are expected to flow through in the fourth quarter, and the forecast pick up in the world economy at that time should also produce greater opportunity. Ansell's full year results are anticipated to be ahead of last year.

For further information:

Ms Diana Holt
Corporate Affairs
Tel: (+613) 9270 7185

/13

Appendix 4B (rule 4.13(b))

Half yearly report ~~/ preliminary final report~~

Name of entity

PACIFIC DUNLOP LIMITED AND ITS CONTROLLED ENTITIES

ACN	Half yearly *(tick)*	Preliminary final (tick)	Half year ended ('current period')
ACN 004 085 330	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

			A$ millions
Revenues from ordinary activities (item 1.1a)	up/(down)	(35.5)% to	1,533.9
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up/(down)	(135.8)% to	(77.6)
Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	up/(down)	(147.2)% to	(92.8)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of		-
Net profit (loss) for the period attributable to members (item 1.11)	up/down	(147.2)% to	(92.8)

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend (item 15.6)	0.0 ¢	N/A
Previous corresponding period (item 15.7)	5.0 ¢	Unfranked

+ Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	N/A

Consolidated profit and loss account

		31 December 2001 A$ millions	31 December 2000 A$ millions
1.1a	Revenues from ordinary activities	1,533.9	2,379.9
1.1b	Proceeds from sale of businesses	980.5	1,047.5
1.2a	Expenses from ordinary activities (see item 1.24 + 12.5 + 12.6)	(1,560.3)	(2,203.3)
1.2b	Net assets of businesses disposed	(968.6)	(888.1)
1.3	Borrowing costs	(45.3)	(85.9)
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	0.8	(33.6)
1.5	**Profit (loss) from ordinary activities before tax**	(59.0)	216.5
1.6	Income tax expense on ordinary activities	32.6	18.2
1.7	**Profit (loss) from ordinary activities after tax**	(91.6)	198.3
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	**Net profit (loss)**	**(91.6)**	**198.3**
1.10	Net profit (loss) attributable to outside equity interests	1.2	1.7
1.11	**Net profit (loss) attributable to members**	**(92.8)**	**196.6**

Consolidated retained profits

		31 December 2001 A$ millions	31 December 2000 A$ millions
1.12	Retained profits (accumulated losses) at beginning of the financial period	(289.9)	(103.6)
1.13	Net profit (loss) attributable to members (item 1.11)	(92.8)	196.6
1.14	Net transfers to and from reserves	-	-
1.15	Amount transferred from share capital	-	-
1.16	*Dividends and other equity distributions paid or payable*	-	*(46.6)*
1.17	**Retained profits (accumulated losses) at end of the financial period**	**(382.7)**	**46.4**

Profit restated to exclude amortisation of goodwill

		31 December 2001 A$ millions	31 December 2000 A$ millions
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (item 1.7) and amortisation of goodwill	(76.4)	218.5
1.19	Less (plus) outside equity interests	1.2	1.7
1.20	Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	(77.6)	216.8

Profit (loss) from ordinary activities attributable to members

		31 December 2001 A$ millions	31 December 2000 A$ millions
1.21	Profit (loss) from ordinary activities after tax (item 1.7)	(91.6)	198.3
1.22	Less (plus) outside equity interests	1.2	1.7
1.23	Profit (loss) from ordinary activities after tax, attributable to members	(92.8)	196.6

Revenue and expenses from ordinary activities

		31 December 2001 A$ millions	31 December 2000 A$ millions
1.24	**Details of revenue and expenses**		
	Sales Revenue	1,513.3	2,340.4
	Other revenue from ordinary activities	20.6	39.5
	Revenues from ordinary activities	1,533.9	2,379.9
	Proceeds on sale of businesses	980.5	1,047.5
	Total revenue	2,514.4	3,427.4
	Net assets of business disposed	(968.6)	(888.1)
	Cost of goods sold	(1,024.5)	(1,633.4)
		521.3	905.9
	Selling, distribution and administration expenses	(385.2)	(553.8)
	Borrowing costs	(45.3)	(85.9)
	Write-down of assets	(135.6)	-
	Other	(15.0)	(16.1)
	Profit (loss) from ordinary activities before tax and share of net profit (loss) of associates and joint venture entities	(59.8)	250.1

Changes in equity and individually significant items included in profit from ordinary activities

	31 December 2001 A$ millions	31 December 2000 A$ millions
Total equity at the beginning of the year	1,066.2	1,499.9
Net profit attributable to members of the parent entity (item 1.11)	(92.8)	196.6
Non-owner transaction changes in equity		
Increase/(Decrease) in asset revaluation reserve	-	-
Net exchange differences on translation of financial statements of self-sustaining foreign operations	(2.3)	15.4
Total changes in equity other than those resulting from transactions with owners as owners	(95.1)	212.0
Contributions of equity	0.9	0.5
Share buy-back	-	(164.9)
Dividends	-	(46.6)
Total changes in outside equity interest	(0.9)	(2.3)
Total equity at the end of the period (item 4.35)	971.1	1,498.6

Individually significant items included in profit from ordinary activities before income tax expense:	31 December 2001 A$ millions	31 December 2000 A$ millions
Write-down of Exide investment	(61.5)	-
Write-down of Ansell fixed assets	(64.7)	-
Net gain on sale of controlled entities and businesses	20.3	-
Gain on sale of Electrical Distribution business	-	145.0

Intangible and extraordinary items

		Consolidated - current period			
		Before tax A$ millions (a)	Related tax A$ millions (b)	Related outside equity interests A$ millions (c)	Amount (after tax) attributable to members A$ millions (d)
2.1	Amortisation of goodwill	15.4	(0.2)	-	15.2
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**15.4**	**(0.2)**	**-**	**15.2**
2.4	Extraordinary items	-	-	-	-
	N/A	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Intangible and extraordinary items

		Consolidated - Prior period			
		Before tax A$ millions	Related tax A$ millions	Related outside equity interests A$ millions	Amount (after tax) attributable to members A$ millions
2.1 A	Amortisation of goodwill	20.4	(0.2)	-	20.2
2.2 A	Amortisation of other intangibles	-	-	-	-
2.3 A	**Total amortisation of intangibles**	**20.4**	**(0.2)**	**-**	**20.2**
2.4 A	Extraordinary items				
	N/A	-	-	-	-
2.5 A	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		31 December 2001 A$ millions	31 December 2000 A$ millions
3.1	Consolidated operating profit (loss) after tax attributable to members reported for the 1st half year	N/A	N/A
3.2	Consolidated operating profit (loss) after tax attributable to members for the 2nd half year	N/A	N/A

Prima facie tax reconciliation

	31 December 2001 A$ millions	31 December 2000 A$ millions
Prima facie income tax expense calculated at 30% (2000: 34%) on the profit from ordinary activities	(17.7)	73.6
Add increased taxation arising from:		
Goodwill amortisation	0.6	2.2
Income tax under provided in previous years	-	-
Other permanent differences not deductible	-	0.4
Foreign losses and costs not deductible	-	-
Deduct reduced taxation arising from:		
Income tax over provided in previous years	1.4	0.1
Investment and export incentive allowances	1.9	4.2
Net lower overseas tax rates	1.4	3.7
Other allowable permanent differences	0.3	-
Share of associates' net profit	0.2	0.7
Income Tax as per Profit and Loss Accounts attributable to Operating Profit Before Effect of Tax Rate Change and Individually Significant Items	**(22.3)**	**67.5**
Individually significant income tax items:		
Write off of tax balances attributable to Australian operations	15.2	-
Net gain on sale of businesses	(6.0)	-
Write down of investments	18.4	-
Restructuring costs	27.3	-
Gain on sale of Electrical Distribution business	-	(49.3)
Income Tax as per Profit and Loss Accounts attributable to Operating Profit Before Effect of Tax Rate Change	**32.6**	**18.2**
Effect of tax rate change	-	-
Income Tax as per Profit and Loss Accounts attributable to Operating Profit	**32.6**	**18.2**

Income tax provided comprises:		
Provision attributable to current year	11.5	23.5
Under/(over) provision in respect of previous years	(1.4)	(0.1)
Provision attributable to future years		
Deferred tax liability	1.7	2.8
Future income tax benefit	20.8	(8.0)
	32.6	18.2

Consolidated balance sheet

		31 December 2001 A$ millions	30 June 2001 A$ millions	31 December 2000 A$ millions
	Current assets			
4.1	Cash	436.0	310.9	907.4
4.1a	Cash - restricted deposits	24.7	27.0	39.8
4.2	Receivables	318.7	643.8	728.6
4.3	Investments	-	-	-
4.4	Inventories	288.0	794.3	840.6
4.5	Prepayments	25.3	27.4	32.8
4.6	**Total current assets**	1,092.7	1,803.4	2,549.2
	Non-current assets			
4.7	Receivables *	70.0	92.0	39.0
4.8	Investments in associates and partnerships (equity accounted)	12.6	149.7	21.3
4.9	Other investments	154.3	76.9	158.8
4.1	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised	-	-	-
4.12	Development properties	-	-	-
4.13	Other property, plant and equipment (net)	394.4	669.9	646.3
4.14	Intangibles (net)	457.5	556.5	631.9
4.15	Future income tax benefit	66.7	106.8	262.6
4.15a	Other	-	21.0	25.7
4.16	**Total non-current assets**	1,155.5	1,672.8	1,785.6
4.17	**Total assets**	2,248.2	3,476.2	4,334.8
	Current liabilities			
4.18	Payables	206.6	420.9	463.5
4.19	Interest bearing liabilities	314.1	748.8	1,282.8
4.20	Provisions	139.1	274.9	290.4
4.21	Other (Amounts due under contractual arrangements and deferred income)	7.0	5.2	6.4
4.22	**Total current liabilities**	666.8	1,449.8	2,043.1
	Non-current liabilities			
4.23	Payables	4.2	5.1	6.5
4.24	Interest bearing liabilities	556.3	861.9	695.9
4.25	Provisions	29.7	54.9	50.1
4.25a	Provisions for deferred income tax	20.1	22.1	23.00
4.26	Other (Amounts due under contractual arrangements and deferred income)	-	16.2	17.6
4.27	**Total non-current liabilities**	610.3	960.2	793.1
4.28	**Total liabilities**	1,277.1	2,410.0	2,836.2
4.29	**Net assets**	971.1	1,066.2	1,498.6

* Non Current Receivables include interest bearing loans of $59.8 million

Consolidated balance sheet continued

		31 December 2001 A$ millions	30 June 2001 A$ millions	31 December 2000 A$ millions
	Equity			
4.30	Capital	1,455.2	1,454.3	1,452.8
4.31	Reserves	(120.3)	(118.0)	(15.9)
4.32	(Accumulated losses) retained profits	(382.7)	(289.9)	46.4
4.33	Equity attributable to members of the parent entity	952.2	1,046.4	1,483.3
4.34	Outside equity interests in controlled entities	18.9	19.8	15.3
4.35	**Total equity**	971.1	1,066.2	1,498.6
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		31 December 2001 A$ millions	31 December 2000 A$ millions
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet (item 4.11)**	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		31 December 2001 A$ millions	31 December 2000 A$ millions
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet (item 4.12)**	-	-

Consolidated statement of cash flows

		31 December 2001 A$ millions	31 December 2000 A$ millions
	Cash Flows related to Operating Activities		
7.1	Receipts from customers (excluding non recurring and Accufix Research Institute)	1,644.3	2,443.4
7.2	Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(1,507.9)	(2,364.0)
7.3	Net receipts from customers (excluding non recurring and Accufix Research Institute)	136.4	79.4
7.4	Income taxes paid	(12.6)	(14.7)
7.5	Dividends received	0.3	0.1
7.6	Net Cash Provided by Operating Activities (excluding non recurring and Accufix Research Institute)	124.1	64.8
7.7	Non recurring payments to suppliers and employees	(78.7)	(17.2)
7.8	Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(6.1)	(7.6)
7.9	Amounts refunded from Accufix Settlement Funds (United States) by the Court	-	24.3
7.10	**Net Cash Provided by Operating Activities**	39.3	64.3
	Cash Flows related to Investing Activities		
7.11	Payments for businesses, net of cash acquired	(40.9)	(20.8)
7.12	Payments for property, plant and equipment	(27.1)	(48.2)
7.13	Payments for brandnames / trademarks	-	-
7.14	Proceeds from sale of businesses, net of cash disposed	958.1	940.9
7.15	Proceeds from sale of plant and equipment in the ordinary course of business	10.4	8.5
7.16	Loans (made) / repaid	-	(7.9)
7.17	Proceeds from / (Payments for) other investments	-	(15.7)
7.18	**Net Cash Provided By Investing Activities**	900.5	856.8
	Cash Flows related to Financing Activities		
7.19	Proceeds from borrowings	722.9	5,330.2
7.20	Repayments of borrowings	(1,454.5)	(6,024.5)
7.21	Net repayments of borrowings	(731.6)	(694.3)
7.22	Proceeds from issues of shares	0.8	0.5
7.23	Payment for share buyback	-	(164.9)
7.24	Lease payments	-	-
7.25	Dividends paid	(48.2)	(108.5)
7.26	Interest received	9.6	30.3
7.27	Interest and borrowing costs paid	(45.2)	(86.3)
7.28	**Net Cash Used In Financing Activities**	(814.6)	(1,023.2)
7.29	**Net Increase / (Decrease) in Cash Held**	125.2	(102.1)
7.30	Cash at beginning of period (see Reconciliation of cash)	328.4	1,019.8
7.31	Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	-	20.3
7.32	**Cash at the End of Period** *(see Reconciliation of cash)*	453.6	938.0

Non-cash financing and investing activities

Details of financing and investing transactions which have a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		31 December 2001 A$ millions	31 December 2000 A$ millions
8.1	Cash on hand and at bank	58.8	164.0
8.2	Deposits at call	401.9	783.2
8.3	Bank overdraft	(7.1)	(9.2)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of the financial year (item 7.32)**	453.6	938.0

Ratios

		31 December 2001 %	31 December 2000 %
9.1	**Profit before tax / revenue from ordinary activities** Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue from ordinary activities (item 1.1)	(3.8)%	9.1%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (item1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(9.7)%	13.4%

Earnings per share (EPS)

		31 December 2001 cents	31 December 2000 cents
10.1	Calculation of the following in accordance with AASB 1027: *Earnings per Share*		
	(a) Basic EPS	(9.9)c	19.5c
	(b) Diluted EPS	(9.9)c	19.4c
	(c) weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	934,155,055	1,008,540,523

NTA backing

		31 December 2001 cents	31 December 2000 cents
11.1	Net tangible asset backing per ordinary share (including FITB)	53c	91c
	Net asset backing per ordinary share	102c	159c

Calculated on the basis of Net Assets attributable to shareholders of Pacific Dunlop Limited (item 4.33)

Industry Segments

of Pacific Dunlop Limited and Controlled Entities for the six months ended 31 December 2001

$ in millions	Operating Revenue December 2001	Operating Revenue December 2000	Assets Employed December 2001	Assets Employed June 2001	Assets Employed December 2000	Operating Result December 2001	Operating Result December 2000
INDUSTRY							
Ansell Healthcare							
Occupational Healthcare	337.9	341.3	442.8	519.1	521.8	29.8	35.3
Professional Products	279.1	264.8	438.0	457.8	458.5	49.8	41.7
Personal Healthcare	89.8	80.1	143.0	153.3	146.9	12.5	7.5
Total Ansell Healthcare	**706.8**	**686.2**	**1,023.8**	**1,130.2**	**1,127.2**	**92.1**	**84.5**
Unallocated Items	20.6	39.5	98.8	157.7	320.3	(33.2)	(27.0)
Operating EBIT from Continuing Operations						**58.9**	**57.5**
Automotive							
South Pacific Tyres JV Share [1]			135.4	134.2	100.3		(12.7)
NON RECURRING							
Discontinued Businesses							
Trading	806.5	1,654.2	72.0	1,159.7	1,207.9	60.6	116.4
Net gain on sale of Controlled Entities and Businesses	980.5	1,047.5				20.3	145.0
Rationalisation/Restructuring							
Ansell Healthcare						(8.2)	
Tyres							(16.2)
Other						(8.5)	
Write-down of assets							
Ansell Healthcare						(64.7)	
Exide Investment						(61.5)	
Other						(9.4)	
Operating EBIT						**(12.5)**	**290.0**
Goodwill and Brand names			457.5	556.5	631.9	(15.4)	(20.4)
Earnings before Net Interest and Tax (EBIT)						**(27.9)**	**269.6**
Net Consolidated Interest Expense						(31.1)	(53.1)
Tax						(32.6)	(18.2)
Outside Equity Interests						(1.2)	(1.7)
Operating Result						**(92.8)**	**196.6**
Cash			460.7	337.9	947.2		
Total Consolidated	**2,514.4**	**3,427.4**	**2,248.2**	**3,476.2**	**4,334.8**	**(92.8)**	**196.6**
REGIONS							
Australia & S.E. Asia	76.9	74.5	356.0	359.3	348.4	18.1	15.0
America	424.5	407.1	483.7	571.9	563.3	56.8	55.7
Europe	205.4	204.6	184.1	199.0	215.5	17.2	13.8
	706.8	**686.2**	**1,023.8**	**1,130.2**	**1,127.2**	**92.1**	**84.5**

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

[1] Effective 1 July 2001 Pacific Dunlop Limited discontinued equity accounting for its interest in the South Pacific Tyres operation.

Notes to the Industry Segments Report

Operating Revenue
The Operating Revenue of Discontinued Businesses represents the external sales of such businesses to the date of disposal and the cash received from the sale of such businesses.

Unallocated Revenue and Costs
Represents costs of Corporate Head Office, costs of Ansell Healthcare's Head Office and non-sales revenue.

Tax
Includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

Cash
Represents Cash of Ansell Healthcare and Corporate.

Inter-Segment Tansactions
Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment. There have been no significant inter-segment sales.

Regions
The allocations of Operating Revenue, Assets Employed and Operating Results reflect the geographical regions in which the relevant assets are employed and products manufactured.

Details of specific receipts/outlays, revenues/expenses

		31 December 2001 A$ millions	31 December 2000 A$ millions
12.1	Interest revenue included in determining item 1.5	9.8	30.9
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	37.1	61.6

Control gained over entities having material effect

		Consideration $Millions
13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

2000 The economic entity did not gain control over any businesses in prior corresponding half-year.

Loss of control of entities having material effect

			Consolidated Entity's Interest	Consideration (net of disposal costs) $Millions
14.1	Name of entity (or group of entities)	Pacific Automotive	100%	246.7
		Pacific Brands	100%	716.6

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	Pacific Automotive	$5.7 million
		Pacific Brands	$43.4 million
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Pacific Automotive - 31 August 2001	
		Pacific Brands - 30 November 2001	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	Pacific Automotive	$5.1 million
		Pacific Brands	$36.0 million
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Pacific Automotive	$(9.2) million
		Pacific Brands	$21.1 million

2000 The economic entity lost control of GNB Technologies and the Electrical Distribution business in the prior corresponding half-year.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00 pm if securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax (previous year 34%)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final Dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	**Interim Dividend:** Current year	0.c	N/A	N/A
15.7	Previous year	5.c	Unfranked	N/A

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)		31 December 2001	31 December 2000
15.8	Ordinary securities	N/A	N/A
15.9	Preference securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities
~~Preliminary final report - final dividend (distribution) on all securities~~

		31 December 2001 A$ millions	31 December 2000 A$ millions
15.10	Ordinary shares	-	46.6
15.11	Preference securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	46.6

The dividend or distribution plans shown below are in operation.

Not Applicable

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions)

Not Applicable

Details of aggregate share of profits (losses) of associates and joint venture entities

	Aggregate share of profits/(losses) of associates and joint venture entities	31 December 2001 A$ millions	31 December 2000 A$ millions
16.1	Profit (loss) from ordinary activities before income tax		
	- associates	1.0	2.9
	- joint venture entities	0.0	(35.5)
		1.0	(32.6)
16.2	Income tax on ordinary activities		
	- associates	0.2	1.0
16.3	**Profit (loss) from ordinary activities after income tax**	**0.8**	**(33.6)**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**0.8**	**(33.6)**
16.6	Outside equity interests	-	-
16.7	**Net profit (loss) attributable to members**	**0.8**	**(33.6)**

Income tax benefit on the loss from ordinary activities of joint venture entities in 2000 of $11.5 million is included in the economic entity's income tax expense in that period as the income tax liability is borne by the economic entity.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

	Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to Operating Profit (Loss) and Extraordinary items after tax	
17.1	**Equity accounted associates and joint venture entities**	31 December 2001 %	31 December 2000 %	31 December 2001 A$ millions	31 December 2000 A$ millions
	Associates:				
	South Pacific Tyres N.Z. Ltd. *	50%	50%	-	1.0
	Pacific Marine Batteries Pty. Ltd.	50%	50%	0.8	0.9
	BT Equipment Pty Ltd	45%	0%	-	-
	Car Parts Distribution Pty Ltd +	0%	50%	-	-
	Joint venture entities:				
	South Pacific Tyres *	50%	50%	-	(20.3)
	Novare Asia Pacific #	100%	50%	-	(3.7)
17.2	**Total**			**0.8**	**(22.1)**
17.3	**Other material interests**				
	Nil				
17.4	**Total**			-	-

* Effective 1 July 2001 Pacific Dunlop Limited discontinued equity accounting for its interest in the South Pacific Tyres operation.

The economic entity acquired the remaining 50% interest in Novare Asia Pacific as at 31 August 2001.

+ The economic entity disposed of its interest in Car Parts Distribution Pty Ltd as at 31 August 2001.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities		Total number	Number quoted	Issue price per security (cents)	Amount paid-up per security (cents)
18.1	**Preference securities** (description)	N/A	N/A	N/A	N/A
18.2	Changes during current period	N/A	N/A	N/A	N/A
18.3	**Ordinary securities**				
	Ordinary shares	931,242,851	931,242,851	n/a	50
	Ordinary - Executive Plan Shares	6,386,500	-	variable	1
	Ordinary - Employee Plan Shares	3,568,650	-	variable	50
18.4	Changes during current period (a) Increase through issues				
	Ordinary - converted from Executive Plan Shares	1,022,000	1,022,000	variable	50
	Ordinary - converted from Employee Plan Shares	169,682	169,682	variable	50
18.5	**Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period	N/A	N/A	N/A	N/A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Options issued 11th December 1997	2,610,000	Nil	3.30	11/12/02
18.8	Issued during current period.	Nil	Nil	N/A	N/A
18.9	Exercised during current period	Nil	Nil	N/A	N/A
18.10	Expired during current period	1,575,000	Nil	3.30	11/12/2002
18.11	**Debentures** *(totals only)*	N/A	N/A		
18.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Contingent Liabilities

Accufix Litigation

Claims have been made against Accufix Research Institute, Inc. (ARI), other Group companies and, in some instances, Pacific Dunlop Limited relating to certain Accufix Pacing leads manufactured by ARI which were withdrawn in late 1994 following reports of fracture of the "J" shaped retention wire, which forms part of the lead.

Approximately 40,500 Accufix Pacing leads were implanted worldwide between 1987 and 1994. Lawsuits arising out of these claims were filed in the United States, Canada, Australia, France, Germany, Japan, Argentina, the United Kingdom and Turkey.

All these lawsuits had been resolved by December 31, 2001, save for:

* one lawsuit in Japan involving the claims of two individual plaintiffs;

* two lawsuits in France: one involving the claim of one individual plaintiff, and the other involving the claims of twenty-one plaintiffs (acting together as individuals, and not as, or on behalf of, a class) and the subrogated claims of 16 of their health funds; and

* any claims to be subsequently made by any of the 150 persons who opted out of the class settlement in the United States. As of December 31, 2001 none of the 150 had commenced action.

The settlements in the United States, Australia and elsewhere in the world, were fully covered by the provisions made in the financial statements for the year ending June 30, 1998. The balance of these provisions as at December 31, 2001 is considered adequate to address any remaining liability of the economic entity arising from claims relating to Accufix Pacing leads that are as yet not resolved.

Encor Lead Litigation

A putative class action lawsuit was filed in the United States District Court for the Eastern District of California in 1997, against ARI and others, including Pacific Dunlop Limited, on behalf of all United States implantees of Encor 330-854 and Encor 033-856 bipolar Telectronics passive fixation atrial "J" pacemaker leads manufactured by ARI (Encor Pacing Leads). 9,049 Encor 330-854 bipolar passive leads were distributed in the United States between 1989 and their voluntary withdrawal from the market in September 1995. No Encor 033-856 bipolar passive leads were distributed in the US.

The Court denied the application for class certification. The plaintiff appealed to the United States Court of Appeals for the Ninth Circuit, which affirmed the lower court's denial. On December 14, 2001 the Court of Appeals denied the plaintiff's request for a hearing before the full Court of Appeals. The plaintiff has until March 13, 2002 to request the United States Supreme Court to review that decision.

In these circumstances, the liability (if any) of the Defendants in relation to the claims in the United States relating to Encor Pacing Leads, cannot be quantified.

Ansell Latex Allergy Litigation

Ansell Healthcare Products Inc, Ansell Protective Products Inc, Pacific Dunlop Limited and other Group companies (collectively "the Ansell Defendants") (along with a wide variety of manufacturers and distributors of natural rubber latex gloves), are defendants in lawsuits filed in the United States since 1993 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim that the Ansell Defendants and other manufacturers of natural rubber latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions.

As of February 1, 2002 there were approximately 379 such cases pending against one or more of the Ansell Defendants, representing some 50 percent of cases filed against all defendants. Of these cases 270 have been consolidated for discovery and deposition pursuant to the rules on multi-district litigation before the United States District Court for the Eastern District of Pennsylvania. The remaining 109 cases are spread through state courts in 18 States, with the greatest concentration in New York (18 cases). One law suit is current in Australia.

Pacific Dunlop Limited remains a defendant in 1 case only (and application for dismissal in that case is under consideration). Further, since the inception of this litigation in 1993, Ansell has been dismissed as a defendant from approximately 100 cases. With this pattern of dismissals and with the complications, case by case, caused by the multiplicity of defendants and the difficulties of determining whose natural rubber latex gloves were utilised by particular plaintiffs, it is not possible to predict which, if any, of the cases they currently face, the Ansell Defendants will have to defend at trial. In these circumstances the liability of the Ansell Defendants, if any, in relation to these claims cannot be quantified.

Contingent Liabilities (Continued)

Business and Asset Sales

The Company and various Group companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity.

Simplot Australia Pty Ltd instituted proceedings against the Company and other Group companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty and sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

Except as set out above the contingent liabilities of the economic entity have not changed since the Annual Report for the year ended 30 June 2001.

Comments by Directors

Nil

Basis of prepapration of half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Pacific Dunlop Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed herein, are consistent with those applied in the 30 June 2001 Annual Financial Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The half-year report does not include full note disclosure of the type normally included in the annual financial report.

Material factors affecting the revenues and expenses of the economic entity for the current period

The Group produced a loss after tax of $92.8 million, which was impacted by write-downs of the company's investment in Exide Technologies $61.5 million and Ansell Healthcare's manufacturing facility, at Troy in the USA $63.9 million. During the six month's period the company finalised the sale of the Pacific Automotive and Pacific Brands businesses. The Group's continuing business, Ansell Healthcare saw operating profit rise from $84.5 million to $92.1 million. This result was achieved despite on-going restructuring of manufacturing operations and significant weakness in the global economy. Ansell held, or increased market share in most of its key markets and products in this difficult environment.

Refer to the accompanying media release for further details.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Since the end of the current period no matters or circumstances have arisen that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in future periods.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of available franking credits in the franking account as at 31 December 2001 was Nil (2000 - Nil). No further franking credits are expected to arise during the year ending 30 June 2002.

Changes in accounting policies since the last annual report are disclosed as follows.

Statement of significant accounting policies

2 Changes in Accounting Policy

Accounting for Interest in Partnership

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in the South Pacific Tyres partnership pursuant to an agreement with Goodyear Tyres Pty Ltd which contains put and call options which provide the consoldiated entity with an actionable exit strategy in respect of the investment in the South Pacific Tyres partnership. The consolidated entity's interest in the South Pacific Tyres partnership is carried as an investment.

Accounting for Interest in Associated Companies

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd pursuant to an agreement with Goodyear New Zealand Ltd which contains put and call options which provide the consoldiated entity with an actionable exit strategy in respect of the investment in South Pacific Tyres N.Z. Ltd. The consolidated entity's interest in South Pacific Tyres N.Z. Ltd is carried as an investment.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related entities	N/A
19.2	A statement of the fees and commissions payable to the management company or. responsible entity	N/A
	Identify:	
	* initial service charges	N/A
	* management fees	N/A
	* other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the annual report will be available	N/A

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX.

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.
(tick one)

☐	The accounts have been audited.	✓	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.

6 The entity has a formally constituted audit committee.

Signed: .... Date 14 February 2002
Company Secretary

Name: R J Bartlett

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC DUNLOP LIMITED
(Registrant)

By: [signature]

Name: DAVID M. GRAHAM

Title: GROUP TREASURER

Date: February 14, 2002

CH01/12065626.1